FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 8/5/2008

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s consolidated financial statements as of June 30, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Roberto Philipps	By: /s/ Daniel Novegil
Name: Roberto Philipps	Name: Daniel Novegil
Title: Chief Financial Officer	Title: Chief Executive Officer

Dated: August 5, 2008

TERNIUM S.A.

CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS AS OF JUNE 30, 2008
AND FOR THE SIX-MONTH PERIODS
ENDED JUNE 30, 2008 AND 2007

46a, Avenue John F. Kennedy, 2nd floor
L – 1855
R.C.S. Luxembourg : B 98 668

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ternium S.A.:

We have reviewed the accompanying consolidated condensed balance sheet of Ternium S.A. and its subsidiaries (“Ternium”) as of June 30, 2008, and the related consolidated condensed statements of income and of changes in shareholders’ equity for the six-month periods ended June 30, 2008 and 2007 and the consolidated condensed statements of cash flows for the six-month periods ended June 30, 2008 and 2007. These interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated condensed interim financial statements for them to be in conformity with International Financial Reporting Standards.

As further explained in Note 12, in May 2008 the Government of Venezuela passed a decree providing for the transformation of Sidor C.A. and its subsidiaries into state-owned enterprises ("empresas del estado").  At the date of issue of these financial statements the Government of Venezuela and the Company's management have not come to a final agreement regarding the conditions under which all or a significant part of Ternium's interest in Sidor will be transferred to Venezuela. Accordingly, it is not possible to foresee the final outcome of this situation and its impact on the financial statements of Ternium, including the valuation of Ternium's investment in Sidor.

We previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2007, and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows for the year then ended (not presented herein), and in our report dated February 26, 2008 we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet information as of December 31, 2007, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

Buenos Aires, Argentina

August 5, 2008

PRICE WATERHOUSE & CO. S.R.L.

by /s/ Marcelo D. Pfaff	(Partner)
Marcelo D. Pfaff

TERNIUM S.A.
Consolidated condensed interim financial statements as of June 30, 2008 and for the six-month periods ended June 30, 2008 and 2007
(All amounts in USD thousands)

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENTS

		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2008	2007	2008	2007
		(Unaudited)		(Unaudited)
Continuing operations
Net sales	3	2,374,792	1,255,851	4,327,474	2,430,668
Cost of sales	3 & 4	(1,584,120)	(931,090)	(3,036,889)	(1,809,681)

Gross profit	3	790,672	324,761	1,290,585	620,987

Selling, general and administrative expenses	3 & 5	(181,783)	(118,221)	(328,377)	(211,042)
Other operating income (expenses), net	3	1,468	(3,547)	11,412	3,138

Operating income	3	610,357	202,993	973,620	413,083

Interest expense		(30,112)	(10,394)	(74,390)	(24,518)
Interest income		12,035	7,701	24,143	14,948
Other financial income (expenses), net	6	115,488	(10,772)	118,396	6,158

Equity in earnings (losses) of associated companies		445	(362)	890	(825)

Income before income tax expense		708,213	189,166	1,042,659	408,846

Income tax (expense) benefit
Current and deferred income tax expense		(209,333)	(73,168)	(316,414)	(161,009)
Reversal of deferred statutory profit sharing	9	-	-	96,265	-

Income from continuing operations		498,880	115,998	822,510	247,837

Discontinued operations
Income from discontinued operations	12	-	198,955	159,937	318,743

Net income for the period		498,880	314,953	982,447	566,580

Attributable to:
Equity holders of the Company		415,634	236,928	837,759	459,059
Minority interest		83,246	78,025	144,688	107,521
		498,880	314,953	982,447	566,580

Weighted average number of shares outstanding		2,004,743,442	2,004,743,442	2,004,743,442	2,004,743,442
Basic and diluted earnings per share for profit attributable to the equity holders of the Company (expressed in USD per share)		0.21	0.12	0.42	0.23

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2007.

TERNIUM S.A.
Consolidated condensed interim financial statements as of June 30, 2008 and for the six-month periods ended June 30, 2008 and 2007
(All amounts in USD thousands)

CONSOLIDATED CONDENSED BALANCE SHEETS

	Notes	June 30, 2008		December 31, 2007 (1)
ASSETS		(Unaudited)
Non-current assets
Property, plant and equipment, net	7	5,188,007		6,858,779
Intangible assets, net	8	1,500,973		1,452,230
Investments in associated companies		4,743		44,042
Other investments, net		15,422		14,815
Deferred tax assets		2,243		31,793
Receivables, net		58,024	6,769,412	217,638	8,619,297

Current assets
Receivables		260,746		426,038
Derivative financial instruments		464		577
Inventories, net		2,337,968		1,913,051
Trade receivables, net		1,051,175		847,827
Available for sale assets – discontinued operations	12 (ii)	1,318,900		-
Other investments		-		65,337
Cash and cash equivalents		688,763	5,658,016	1,126,041	4,378,871
Non-current assets classified as held for sale			6,674		769,142
			5,664,690		5,148,013

Total assets			12,434,102		13,767,310

EQUITY
Capital and reserves attributable to the company’s equity holders			5,353,230		4,452,680

Minority interest			1,195,595		1,914,210

Total equity			6,548,825		6,366,890

LIABILITIES
Non-current liabilities
Provisions		29,255		57,345
Deferred income tax		1,233,381		1,337,039
Other liabilities		176,557		336,500
Trade payables		-		6,690
Borrowings		2,569,090	4,008,283	3,677,497	5,415,071

Current liabilities
Current tax liabilities		199,181		184,766
Other liabilities		137,776		182,239
Trade payables		927,942		983,884
Derivative financial instruments		15,369		13,293
Borrowings		596,726	1,876,994	407,404	1,771,586

Liabilities directly associated with non-current assets classified as held for sale			-		213,763
			1,876,994		1,985,349

Total liabilities			5,885,277		7,400,420

Total equity and liabilities			12,434,102		13,767,310

Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 11.

(1) According to IFRS 5, balances related to Sidor have been consolidated on a line-by-line basis as of December 31, 2007.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2007.

TERNIUM S.A.
Consolidated condensed interim financial statements as of June 30, 2008 and for the six-month periods ended June 30, 2008 and 2007
(All amounts in USD thousands)

CONSOLIDATED CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Attributable to the Company’s equity holders (1)
	Capital stock (2)	Initial public offering expenses	Revaluation and other reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Minority interest	Total Equity

Balance at January 1, 2008	2,004,744	(23,295)	1,946,962	(2,324,866)	(110,739)	2,959,874	4,452,680	1,914,210	6,366,890

Currency translation adjustment					165,610		165,610	45,963	211,573
Net income for the period						837,759	837,759	144,688	982,447
Change in fair value of cash flow hedge (net of taxes)			(2,582)				(2,582)	(329)	(2,911)
Total recognized income for the period			(2,582)		165,610	837,759	1,000,787	190,322	1,191,109
Dividends paid in cash and other distributions			(100,237)				(100,237)	-	(100,237)
Dividends paid in cash and other distributions by subsidiary companies								(19,595)	(19,595)

Minority interest in discontinued operations								(889,342)	(889,342)

Balance at June 30, 2008	2,004,744	(23,295)	1,844,143	(2,324,866)	54,871	3,797,633	5,353,230	1,195,595	6,548,825

Balance at January 1, 2007	2,004,744	(23,295)	2,047,199	(2,324,866)	(121,608)	2,175,384	3,757,558	1,729,583	5,487,141

Currency translation adjustment					7,177		7,177	(1,791)	5,386
Net income for the period						459,059	459,059	107,521	566,580
Total recognized income for the period					7,177	459,059	466,236	105,730	571,966
Dividends paid in cash and other distributions			(100,237)				(100,237)		(100,237)
Dividends paid in cash and other distributions by subsidiary companies							-	(19,871)	(19,871)
Acquisition of business								(130)	(130)

Balance at June 30, 2007	2,004,744	(23,295)	1,946,962	(2,324,866)	(114,431)	2,634,443	4,123,557	1,815,312	5,938,869

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 11 (iii).

(2)	At June 30, 2008, the Capital Stock adds up to 2,004,743,442 shares at a nominal value of USD 1 each.

(3)	See Note 2.

(4)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable. See Note 11 (iii).

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2007.

TERNIUM S.A.
Consolidated condensed interim financial statements as of June 30, 2008 and for the six-month periods ended June 30, 2008 and 2007
(All amounts in USD thousands)

CONSOLIDATED CONDENSED INTERIM CASH FLOW STATEMENTS
	Notes	Six-month period ended June, 30
		2008	2007
		(Unaudited)
Cash flows from operating activities
Income from continuing operations		822,510	247,837
Adjustments for:
Depreciation and amortization	7 & 8	210,633	144,722
Income tax accruals less payments		74,455	(1,483)
Equity in (earnings) losses of associated companies		(890)	825
Interest accruals less payments		(84,650)	(2,716)
Changes in provisions		2,032	(9,777)
Changes in working capital		(940,820)	144,698
Others		(126,190)	(3,361)
Net cash (used in) provided by operating activities		(42,920)	520,745

Cash flows from investing activities
Capital expenditures	7 & 8	(250,845)	(162,763)
Proceeds from the sale of property, plant and equipment		1,001	6,192
Acquisition of business		-	(130)
Decrease in other investments		65,337	-
Proceeds from the sale of discontinued operations	12 (i)	722,523	-
Discontinued operations	12 (iv)	89,820	269,213
Net cash provided by investing activities		627,836	112,512

Cash flows from financing activities
Dividends paid in cash and other distributions		(100,237)	(100,237)
Dividends paid in cash and other distributions by subsidiary companies		(19,595)	(19,871)
Proceeds from borrowings		181,305	112,265
Repayments of borrowings		(931,441)	(527,582)
Net cash used in financing activities		(869,968)	(535,425)

(Decrease)/Increase in cash and cash equivalents		(285,052)	97,832

Movement in cash and cash equivalents
At January 1,		1,126,041	633,002
Effect of exchange rate changes		5,668	9
(Decrease)/Increase in cash and cash equivalents		(285,052)	97,832
Cash & cash equivalents of discontinued operations at March 31, 2008		(157,894)	-
Cash and cash equivalents at June 30,		688,763	730,843

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2007.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements

INDEX TO THE NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information and basis of presentation
2	Accounting policies
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Other financial income (expenses), net
7	Property, plant and equipment, net
8	Intangible assets, net
9	Deferred statutory profit sharing
10	Distribution of dividends
11	Contingencies, commitments and restrictions on the distribution of profits
12	Discontinued operations
13	Related party transactions
14	Recently issued accounting pronouncements

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)

1     General information and basis of presentation

Ternium S.A. (the “Company” or “Ternium”), a Luxembourg Corporation (Societé Anonyme), was incorporated on December 22, 2003 under the name of Zoompart Holding S.A. to hold investments in flat and long steel manufacturing and distributing companies. The extraordinary shareholders’ meeting held on August 18, 2005, changed the corporate name to Ternium S.A.

Following a corporate reorganization carried out during fiscal year 2005, in January 2006 the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”). As from February 1, 2006, the Company’s shares are listed in the New York Stock Exchange.

The name and percentage of ownership of subsidiaries that have been included in consolidation in these Consolidated Condensed Interim Financial Statements is disclosed in Note 2 to the audited Consolidated Financial Statements for the year ended December 31, 2007, except as explained in Note 12.

The results of operations and cash flows generated by Sidor prior to its classification as an available-for-sale asset were presented as discontinued operations in these financial statements. Comparative figures were re-presented for consistency as required by IFRS 5.

In addition, certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

The preparation of consolidated condensed interim financial statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and also the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material intercompany transactions and balances have been eliminated in consolidation. However, the fact that the functional currency of the Company’s subsidiaries differ, results in the generation of foreign exchange gains (losses) that are included in the consolidated condensed interim income statement under “Other financial income (expenses), net”.

These Consolidated Condensed Interim Financial Statements were approved by the Board of Directors of Ternium on August 5, 2008.

2     Accounting policies

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2007. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2007, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board.

Recently issued accounting pronouncements were applied by the Company as from their respective dates.

A detail of the accounting policies followed by the Company in the preparation of these financial statements, other than those followed in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2007 follows:

-	Accounting for Derivative Financial Instruments and Hedging Activities

Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly interest rate swaps and collars). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Amounts accumulated in equity are recognized in the income statement in the same period than any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected on the Balance Sheet.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)

2     Accounting policies (continued)

For transactions designated and qualifying for hedge accounting, Ternium documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. At June 30, 2008, the effective portion of designated cash flow hedges amounts to USD 2.6 million (net of taxes for USD 1.0 million) and is included as “Change in fair value of cash flow hedge (net of taxes)” under  “Revaluation and other reserves” line item in the Statement of changes in shareholders’ equity.

3   Segment information

Primary reporting format – business segments

Business segments: for management purposes, the Company is organized on a worldwide basis into the following segments: flat steel products, long steel products and others.

The flat steel products segment comprises the manufacturing and marketing of hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electrogalvanized sheets, pre-painted sheets and other tailor-made products to serve its customers’ requirements.

The long steel products segment comprises the manufacturing and marketing of billets (steel in its basic, semifinished state), wire rod and bars.

The other products segment includes products other than flat and long steel, mainly pig iron and pellets.

	Flat steel products	Long steel products	Other	Total
	(Unaudited)
Six-month period ended June 30, 2008

Net sales	3,656,149	544,419	126,906	4,327,474
Cost of sales	(2,599,547)	(355,306)	(82,036)	(3,036,889)

Gross profit	1,056,602	189,113	44,870	1,290,585

Selling, general and administrative expenses	(276,307)	(36,157)	(15,913)	(328,377)
Other operating income, net	4,627	2,500	4,285	11,412

Operating income	784,922	155,456	33,242	973,620

Depreciation - PP&E	150,081	16,723	4,075	170,879

	Flat steel products	Long steel products	Other	Total
	(Unaudited)
Six-month period ended June 30, 2007

Net sales	1,967,435	389,822	73,411	2,430,668
Cost of sales	(1,484,685)	(284,944)	(40,052)	(1,809,681)

Gross profit	482,750	104,878	33,359	620,987

Selling, general and administrative expenses	(173,621)	(32,048)	(5,373)	(211,042)
Other operating income, net	786	1,355	997	3,138

Operating income	309,915	74,185	28,983	413,083

Depreciation - PP&E	111,164	16,288	6,228	133,680

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)

3   Segment information (continued)

Secondary reporting format - geographical segments

The secondary reporting format is based on a geographical location. Ternium sells its products to three main geographical areas: South and Central America, North America, and Europe and others. The North American segment comprises principally United States, Canada and Mexico. The South and Central American segment comprises principally Argentina, Brazil, Colombia, Venezuela and Ecuador.

	South and Central America	North America	Europe and others	Total
	(Unaudited)
Six-month period ended June 30, 2008
Net sales	1,475,992	2,812,001	39,481	4,327,474

Depreciation – PP&E	67,639	103,223	17	170,879

Six-month period ended June 30, 2007
Net sales	938,161	1,377,233	115,274	2,430,668

Depreciation – PP&E	62,916	70,745	19	133,680

4     Cost of sales
	Six-month period ended June 30,
	2008		2007
	(Unaudited)
Inventories at the beginning of the year	1,913,051		1,241,325
Adjustment corresponding to inventories from discontinued operations	(455,013)	1,458,038	(337,041)	904,284

Plus: Charges for the period
Raw materials and consumables used and other movements		3,281,090		1,282,159
Services and fees		77,980		50,834
Labor cost		230,991		150,194
Depreciation of property, plant and equipment		167,767		130,083
Amortization of intangible assets		9,881		8,085
Maintenance expenses		145,620		108,175
Office expenses		4,255		3,144
Freight and transportation		20,531		13,790
Insurance		3,955		2,456
Allowance (Recovery) for obsolescence		543		(7,201)
Recovery from sales of scrap and by-products		(47,923)		(34,724)
Others		22,129		35,229

Less: Inventories at the end of the period	(2,337,968)		(1,215,880)
Adjustment corresponding to inventories from discontinued operations	-	(2,337,968)	379,053	(836,827)
Cost of sales		3,036,889		1,809,681

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)

5   Selling, general and administrative expenses
	Six-month period ended June 30,
	2008	2007
	(Unaudited)
Services and fees	32,276	17,968
Labor cost	98,774	63,724
Depreciation of property plant and equipment	3,112	3,597
Amortization of intangible assets	29,873	2,957
Maintenance expenses	4,381	4,954
Taxes	39,728	30,697
Office expenses	16,291	9,033
Freight and transportation	89,032	71,873
Insurance	605	666
Recovery for doubtful accounts	(395)	(2,843)
Others	14,700	8,416
Selling, general and administrative expenses	328,377	211,042

6   Other financial income (expenses), net
	Six-month period ended June 30,
	2008	2007
	(Unaudited)

Net foreign exchange transaction gains and change in fair value of derivative instruments	138,814	15,909
Debt issue costs	(8,560)	(5,493)
Others	(11,858)	(4,258)
Other financial income (expenses), net	118,396	6,158

7   Property, plant and equipment, net
	Six-month period ended June 30,
	2008		2007
	(Unaudited)
At the beginning of the year	6,858,779		5,420,683
Adjustments corresponding to PP&E from discontinued operations	(1,975,266)	4,883,513	(2,088,574)	3,332,109

Currency translation differences		249,937		1,423
Transfers		-		(2,444)
Additions		226,671		144,545
Disposals		(1,235)		(4,679)
Depreciation charge		(170,879)		(133,680)
At the end of the period		5,188,007		3,337,274

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)

8   Intangible assets, net
	Six-month period ended June 30,
	2008		2007
	(Unaudited)
At the beginning of the year	1,452,230		551,587
Adjustments corresponding to intangible assets from discontinued operations	(12,731)	1,439,499	(15,461)	536,126

Currency translation differences		77,054		3,857
Additions		24,174		18,218
Amortization charge		(39,754)		(11,042)
At the end of the period		1,500,973		547,159

9   Deferred statutory profit sharing

As mentioned in Note 4 (m) to the audited Consolidated Financial Statements at December 31, 2007, Mexican laws require local companies to pay its employees a profit sharing bonus calculated on a basis similar to that used for local income tax purposes. The Company accounts for temporary differences arising between the statutory calculation and the reported expense determined under IFRS in a manner similar to calculation of deferred income tax.

In 2008, one of Ternium’s Mexican subsidiaries (Hylsa S.A. de C.V., “Hylsa”) entered into a spin off that became effective on March 31, 2008. After this corporate reorganization, all of Hylsa’s employees are included in the payroll of a company that is expected to generate non-significant taxable income and non-significant temporary differences. The Company agreed to pay its employees a bonus salary that will be calculated on a basis similar to that used for income tax purposes. Accordingly, during the six-month period ended June 30, 2008, the Company reversed the outstanding balance of the liability as of December 31, 2007 (amounting to USD 96 million) within Income tax (expense) benefit line item in the Consolidated Condensed Interim Income Statement.

10   Distribution of dividends

During the annual general shareholders meeting held on June 4, 2008, the shareholders approved the consolidated financial statements and unconsolidated annual accounts for the year ended December 31, 2007 and a distribution of dividends of USD 0.05 per share (USD 0.50 per ADS), or USD 100.2 million. The dividends were paid on June 12, 2008.

11   Contingencies, commitments and restrictions on the distribution of profits

This note should be read in conjunction with Note 27 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2007. Significant changes or events since the date of the annual report are as follows:

 (i) Sidor-Venezuelan  tax authorities  claim

In late May 2008, the Venezuelan tax authorities initiated a tax assessment against Sidor involving income taxes for fiscal years 2003, 2004, 2005, 2006 and 2007 resulting in allegedly omitted payments in an aggregate principal amount of VEB 1,438.6 million (or USD 669.1 million). The tax assessment, which covers certain previously audited periods, alleges that Sidor improperly deducted certain payments for income tax purposes, primarily consisting of amounts paid to Ylopa Serviços de Consultadoria Ltd., or Ylopa, and Corporación Venezolana de Guayana, or CVG, under certain participation account agreements (“contratos de cuentas en participación”) entered into with Ylopa and CVG in connection with the restructuring of Sidor’s financial debt in 2003. In addition, the tax assessment challenges, among other things, the adjustment of tax loss carry forwards corresponding to prior fiscal years. The tax assessment requires Sidor to amend the relevant income tax returns and pay the balance resulting therefrom, plus a penalty equal to 10% of the allegedly omitted amounts. Sidor has challenged the tax assessment and believes that it is and has always been in compliance with all applicable Venezuelan tax laws and regulations, and that there are no grounds for any such claims.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)

11   Contingencies, commitments and restrictions on the distribution of profits (continued)

(ii) Siderar investment plan

Within the investment plan to increase its production capacity to 4 million tons per year, Siderar has entered into several commitments to acquire a new continuous casting machine for a total consideration of USD 70.7 million.

(iii) Restrictions on the distribution of profits

Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve equals 10% of the share capital. At June 30, 2008, this reserve reached the above-mentioned threshold.

Ternium may pay dividends to the extent that it has distributable retained earnings and distributable reserves calculated in accordance with Luxembourg law and regulations. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable.

Shareholders' equity under Luxembourg law and regulations comprises the following captions:

At June 30, 2008
(Unaudited)

Share capital	2,004,744
Legal reserve	200,474
Distributable reserves	201,675
Non distributable reserves	1,414,122
Accumulated profit at January 1, 2008	1,231,825
Profit for the period	235,301
Total shareholders’ equity under Luxembourg GAAP	5,288,141

12   Discontinued operations

(i) Sale of non strategic U.S. assets

On February 1, 2008, Ternium, through its subsidiary Imsa Acero S.A. de C.V., completed the sale of its interests in Steelscape Inc., ASC Profiles Inc., Varco Pruden Buildings Inc. and Metl-Span LLC to BlueScope Steel North America Corporation, a subsidiary of BlueScope Steel Limited, for a total consideration of USD 726.6 million on a cash-free and debt-free basis, subject to working capital and other adjustments. Direct transaction costs paid by the Company in connection with this sale totaled USD 4.1 million. The Company continues to own Steelscape’s Shreveport, LA plant. Ternium has also retained its pre-engineered metal buildings and insulated steel panels businesses in Mexico. The result of this transaction was a gain of USD 101.4 million, calculated as the net proceeds of the sale less the book value of discontinued net assets and the corresponding tax effect.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)

12   Discontinued operations (continued)

(ii) Sidor Nationalization Process

On March 31, 2008, the Company controlled approximately 59.7% of Sidor, while Corporación Venezolana de Guayana, or CVG (a Venezuelan governmental entity) and Banco de Desarrollo Económico y Social de Venezuela, or BANDES (a bank owned by the Venezuelan government) held approximately 20.4% of Sidor and certain Sidor employees and former employees held the remaining 19.9% interest.

On April 8, 2008, the Venezuelan government announced its intention to take control over Sidor. Following the confirmation of the Venezuelan government’s decision to nationalize Sidor, on April 16, 2008, the Company, Sidor and the Venezuelan government entered into an agreement providing for the creation of a transition committee, composed of representatives of the government, the union and Sidor’s class B employee shareholders, which was charged with ensuring the normal conduct of Sidor’s production and commercial processes, acting in coordination with Sidor’s board of directors, during the transition period until the nationalization is completed.

On April 29, 2008, the National Assembly of the Republic of Venezuela passed a resolution declaring that the shares of Sidor, together with all of its assets, are of public and social interest. This resolution authorized the Venezuelan government to take any action it may deem appropriate in connection with any such assets, including expropriation.

On May 2, 2008, the Company sent a letter to the Minister of Basic Industries and Mining of Venezuela stating, among other things, its rejection of the considerations made by Venezuela’s National Assembly in connection with its April 29, 2008 resolutions, and providing the Company’s consent to submit any controversy between the Company or its subsidiaries and Venezuela relating to Sidor’s nationalization to arbitration administered by the International Center for Settlement of Investment Disputes (ICSID), as provided in applicable investment protection treaties signed by Venezuela, in the event that the Company and Venezuela fail to reach a negotiated solution.

On May 11, 2008, the Venezuelan government announced that Decree Law 6058 regulating the steel production activity in the Guayana, Venezuela region (the “Decree”) became effective upon its publication on Venezuela’s Official Gazette.  The Decree ordered that Sidor and its subsidiaries and associated companies be transformed into state-owned enterprises (“empresas del estado”), with the government owning not less than 60% of their share capital.

The Decree required the Venezuelan government to create two committees.  A transition committee was created to be incorporated into Sidor’s management and to ensure that control over the current operations of Sidor and its subsidiaries and associated companies was transferred to the government on or prior to July 12, 2008.  A separate technical committee, composed of representatives of the government and the private shareholders of Sidor and its subsidiaries and associated companies, was formed to negotiate over a 60-day period (extendable by mutual agreement) a fair price for the shares to be transferred to Venezuela, together with the terms and conditions of the possible participation of such private shareholders in the share capital of the state-owned enterprises.

The Decree also stated that, in the event the parties failed to reach agreement regarding the terms and conditions for the transformation of Sidor and its subsidiaries and associated companies into state-owned enterprises by the expiration of the 60-day period, the Ministry of Basic Industries and Mining would assume control and exclusive operation, and the Executive Branch would order the expropriation of the shares of the relevant companies.  Finally, the Decree specified that all facts and activities thereunder would be subject to Venezuelan law and any disputes would be submitted to Venezuelan courts.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)

12   Discontinued operations (continued)

(ii) Sidor Nationalization Process (continued)

On May 14, 2008, the Company sent a letter to the Minister of Basic Industries and Mining of Venezuela stating, among other things, that the determination of the compensation for the transfer of the Company’s interest in Sidor to Venezuela and the solution of any controversy between the Company or its subsidiaries and Venezuela relating to Sidor’s nationalization would be governed by the applicable investment treaties signed by Venezuela, and would not be subject to Venezuelan law or submitted to Venezuelan courts.

Upon expiration of the term contemplated under the Decree, on July 12, 2008, Venezuela, acting through CVG, assumed operational control of Sidor. Following the change in operational control, CVG assumed complete responsibility for Sidor’s operations, Sidor’s board of directors ceased to function and Sidor’s operations are managed by a 6-member temporary operating committee, the majority of whose members are appointed by CVG. The Company, however, has not yet transferred its ownership interest in Sidor to Venezuela.

The term provided in the Decree for the negotiation of the conditions under which all or a significant part of the Company’s interest in Sidor will be transferred to Venezuela was extended until August 18, 2008. The negotiation of proposed future business relationships between the Company and Sidor is also expected to be completed during that term.

The Company’s investment in Sidor is protected under the bilateral investment treaties between Venezuela and Argentina, Venezuela and the Belgian-Luxembourg Union, Venezuela and Spain and Venezuela and Portugal, and, as noted above, the Company has consented to the jurisdiction of the ICSID in connection with the Sidor nationalization process. The Company continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law and will continue to evaluate its options in realizing the fair value of its interest in Sidor. In addition, the Company will defend itself vigorously against any attempt by the Venezuelan government to lower the compensation for its interest in Sidor as a result of any government claims.

Based on the facts and circumstances described above and following the guidance set forth by IAS 27, the Company ceased consolidating Sidor’s results of operations and cash flows as from April 1, 2008 and classified its investment in Sidor as an available-for-sale asset – discontinued operations, which management believes is the most appropriate accounting treatment applicable under the circumstances to non-voluntary dispositions of assets.

The initial measurement of the available-for-sale asset – discontinued operations is the carrying amount of the company’s investment in Sidor at March 31, 2008 (IAS 27). A subsequent remeasurement was not performed. Thus, the carrying amount of this available-for-sale asset at June 30, 2008 does not represent its fair value at that date.

The results of operations and cash flows generated by Sidor prior to its classification as an available-for-sale asset were presented as discontinued operations in these financial statements. Comparative figures were re-presented for consistency as required by IFRS 5.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)

 (iii) Analysis of the result of discontinued operations:

	Six-month period ended June 30,
	2008 (1)	2007
	(Unaudited)
Net sales	467,618	1,328,689
Cost of sales	(306,744)	(722,950)
Gross profit	160,874	605,739

Selling, general and administrative expenses	(90,362)	(151,787)
Other operating income (expenses), net	1,080	(994)
Operating income	71,592	452,958

Financial expenses, net	(54,200)	(165,776)
Equity in losses of associated companies	(150)	(567)
Income before income tax	17,242	286,615

Income tax benefit	41,326	32,128
Sidor – Discontinued operations – see Note 12 (ii)	58,568	318,743

Results from the sale of non strategic U.S. assets - see Note 12 (i)	101,369	-
Income from discontinued operations	159,937	318,743

(1) Includes the results of Sidor for the period January 1, 2008 up to March 31, 2008.

(iv) Analysis of cash flows from discontinued operations -Sidor:

	Six-month period ended June 30,
	2008 (1)	2007
	(Unaudited)
Cash flows from discontinued operating activities
Net income of from discontinued operations	58,568	318,743
Adjustments for:
Depreciation and amortization	50,820	100,742
Income tax accruals less payments	(41,613)	(32,128)
Changes in working capital and others	107,184	(10,959)
Cash flows from discontinued operating activities	174,959	376,398
Net cash used by discontinued investing activities	(54,923)	(34,030)
Net cash used in discontinued financing activities	(30,216)	(73,155)
Net cash from discontinued activities	89,820	269,213

(1) Includes the cash flow movements from Sidor for the period January 1, 2008 up to March 31, 2008.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)

13 Related party transactions

The Company is controlled by San Faustín, which at June 30, 2008 indirectly owned 70.52% of Ternium’s shares and voting rights. Rocca & Partners S.A. controls a significant portion of the voting power of San Faustin N.V. and has the ability to influence matters affecting, or submitted to a vote of the shareholders of San Faustin N.V., such as the election of directors, the approval of certain corporate transactions and other matters concerning the Company’s policies. There are no controlling shareholders for Rocca & Partners S.A.

The following transactions were carried out with related parties:

	Six-month period ended June, 30
	2008	2007
	(Unaudited)
(i) Transactions

(a) Sales of goods and services
Sales of goods to other related parties	30,899	23,458
Sales of services and others to associated parties	-	53
Sales of services and others to other related parties	894	3,367
	31,793	26,878
(b) Purchases of goods and services
Purchases of goods from other related parties	18,208	21,057
Purchases of services and others from associated parties	13,158	9,272
Purchases of services and others from other related parties	72,813	74,442
	104,179	104,771

(c) Financial results
Income with associated parties	284	240

(ii) Period-end balances	June 30, 2008	December 31, 2007
	(Unaudited)
(a) Arising from sales/purchases of goods/services
Receivables from associated parties	1,214	937
Receivables from other related parties	29,126	93,047
Payables to associated parties	(3,203)	(5,084)
Payables to other related parties	(32,400)	(32,346)
	(5,263)	56,554

b) Other investments
Time deposits	13,250	12,673

14   Recently issued accounting pronouncements

(i) International Accounting Standard 27 (amended 2008), “Consolidated and separate financial statements”

In January 2008, the International Accounting Standards Board (“IASB”) issued International Accounting Standard 27 (amended 2008), “Consolidated and separate financial statements” (“IAS 27 - amended”). IAS 27 - amended includes modifications to International Accounting Standard 27 that are related, primarily, to accounting for non-controlling interests and the loss of control of a subsidiary.

IAS 27 - amended must be applied for annual periods beginning on or after 1 July 2009, although earlier application is permitted. However, an entity must not apply the amendments contained in IAS 27 - amended for annual periods beginning before 1 July 2009 unless it also applies IFRS 3 (as revised in 2008).

The Company's management has not assessed the potential impact that the application of IAS 27 - amended may have on the Company's financial condition or results of operations.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)

14   Recently issued accounting pronouncements (continued)

(ii) International Financial Reporting Standard 3 (revised January 2008), “Business combinations”

In January 2008, the IASB issued International Financial Reporting Standard 3 (revised January 2008), “Business combinations” (“IFRS 3 revised”). IFRS 3 revised includes amendments that are meant to provide guidance for applying the acquisition method.

IFRS 3 revised replaces IFRS 3 (as issued in 2004) and comes into effect for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009.  Earlier application is permitted, provided that IAS 27 – amended is applied at the same time.

The Company's management estimates that the application of IFRS 3 revised will not have a material effect on the Company's financial condition or results of operations.

 (iii) International  Financial Reporting Standard 2 (amended January 2008), “Share-based payment”

In January 2008, the IASB issued International Financial Reporting Standard 2 (amended January 2008), “Share-based payment” (“IFRS 2 revised”). IFRS 2 revised establishes that for equity-settled share-based payment transactions, an entity shall measure the goods or services received, and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the entity cannot estimate reliably the fair value of the goods or services received, the entity is required to measure their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted. For goods or services measured by reference to the fair value of the equity instruments granted, IFRS 2 revised specifies that all non-vesting conditions are taken into account in the estimate of the fair value of the equity instruments.

Entities shall apply these amendments to all share-based payments within the scope of IFRS 2 for annual periods beginning on or after 1 January 2009. Earlier application is permitted.

The Company's management estimates that the application of IFRS 2 revised will not have a material effect on the Company's financial condition or results of operations.

(iv) Amendments to International Accounting Standard 32 “Financial instruments: presentation” and International Accounting Standard 1 “Presentation of financial statements” (as revised in 2007) - Puttable financial instruments and obligations

In February 2008 the IASB amended International Accounting Standard 32 “Financial instruments: presentation” by requiring some financial instruments that meet the definition of a financial liability to be classified as equity. The amendment addresses the classification of some: (a) puttable financial instruments, and (b) instruments, or components of instruments, that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation.

Entities shall apply these amendments for annual periods beginning on or after 1 January 2009. Earlier application is permitted. If entities apply these amendments for an earlier period, they shall disclose that fact.

The Company's management has not assessed the potential impact that the application of IAS 32 (revised 2008) and IAS 1 (revised 2008) may have on the Company's financial condition or results of operations.

(v) Amendments to IFRS 1 “First-time Adoption of International Financial Reporting Standards” and
IAS 27 “Consolidated and Separate Financial Statements”

In May 2008, the IASB amended International Accounting Standard 27 “Consolidated and Separate Financial Statements Cost of an investment in a Subsidiary, Jointly Controlled Entity or Associate” (“IAS 27 - amended”). IAS 27 - amended includes modifications to International Accounting Standard 27 that are related, primarily, to the accounting for investments in subsidiaries, jointly controlled entities or associates in separate financial statements when reorganizations are established.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)

14   Recently issued accounting pronouncements (continued)

(v) Amendments to IFRS 1 “First-time Adoption of International Financial Reporting Standards” and
IAS 27 “Consolidated and Separate Financial Statements” (continued)

Additionally, the IASB amended International Financial Reporting Standard 1 “First-time adoption of international financial reporting standard” (“IFRS 1 – amended”). IFRS 1 – amended includes modifications to the accounting of subsidiaries, jointly controlled entities and associates at cost in the entity´s separate opening IFRS statement of financial position.

Entities shall apply these amendments for annual periods beginning on or after 1 January 2009. If entities apply these amendments for an earlier period, they shall disclose that fact.

The Company’s management estimates that the application of IAS 27 – amended and IFRS 1 - amended will not have a material effect on the Company’s financial condition or results of operations.

(vi) Improvements to International Financial Reporting Standards

In May 2008, the IASB issued “Improvements to International Financial Reporting Standards” by which it amended several international accounting and financial reporting standards.

Entities shall apply these amendments for annual periods beginning on or after 1 July 2009. If entities apply these amendments for an earlier period, they shall disclose that fact.

The Company’s management has not assessed the potential impact that the application of this paper may have on the Company’s financial condition or results of operations.

(vii) IFRIC Interpretation 15 -Agreements for the Construction of Real Estate

In July 2008, International Financial Reporting Interpretations Committee (“IFRIC”) issued IFRIC Interpretation 15 “Agreements for the Construction of Real Estate” (“IFRIC 15”). IFRIC 15 applies to the accounting for revenue and associated expenses by entities that undertake the construction of real estate directly or through subcontractors.

An entity shall apply this Interpretation for annual periods beginning on or after 1 January 2009. Earlier application is permitted. If an entity applies the Interpretation for a period beginning before 1 January 2009, it shall disclose that fact.

The Company's management estimates that the application of IFRIC 15 will not have a material effect on the Company's financial condition or results of operations.

(viii) IFRIC Interpretation 16 –Hedges of net investment in a foreign operation

In July 2008, International Financial Reporting Interpretations Committee (“IFRIC”) issued IFRIC Interpretation 16 “Hedges of net investment in a foreign operation” (“IFRIC 16”). IFRIC 16 applies to an entity that hedges the foreign currency risk arising from its net investments in foreign operations and wishes to qualify for hedge accounting in accordance with IAS 39.

An entity shall apply this Interpretation for annual periods beginning on or after 1 October 2008. Earlier application is permitted. If an entity applies this Interpretation for a period beginning before 1 October 2008, it shall disclose that fact.

The Company's management estimates that the application of IFRIC 16 will not have a material effect on the Company's financial condition or results of operations.

Roberto Philipps

Chief Financial Officer